SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  February 3, 2012

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated February 3, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

James E. Sinclair

Date:   February 3, 2012

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673	Form 20-F, File No. 001-32500 Trade Symbol: TSX: TNX NYSE Amex Equities: TRX
Email: investors@TanzanianRoyalty.com Website: www.TanzanianRoyaltyExploration.com	South Surrey Office: Suite 404 - 1688 152nd Street South Surrey, BC V4A 4N2 Toll Free: 1-800-811-3855 Tel: (604) 536-7873 Fax: (604) 536-2529

News Release – February 03, 2012

Tanzanian Royalty Awards Contract for Preliminary Economic Assessment
of Surface Rubble Deposit at Kigosi Gold Project

Tanzanian Royalty Exploration Corporation is pleased to announce that it has entered into a contractual agreement with Consulmet Metals (Pty) Limited of South Africa to complete a Preliminary Economic Assessment (PEA) for a gravity recovery plant on its Kigosi Gold Project in the Lake Victoria Goldfields of Tanzania.

A favorable conclusion to the PEA would see the commencement of a Definitive Feasibility Study that would support the Company’s mining license submission and provide a basis for plant design and related work which would be completed on a “turnkey” basis.

The Consulmet group of companies have supplied in excess of 100 plants within the minerals, metals and chemical processing industries, some to large international mining companies.  At the very minimum the Phase 1 plant will consist of the following process circuits: Crushing, Milling, Gravity separation, Calcining, Smelting, Tailings disposal, Reagent make-up, mixing, distribution and dosing; and Utilities including water, air and electricity.

The PEA will focus on a surface rubble deposit that was discovered on Kigosi during the original inclined-hole RC exploration drilling program on the Luhwaika prospect which was conducted on a 30m x 100m grid system.

This rubble deposit is of particular economic interest due to its near surface, tabular extent and unconsolidated nature which lends itself to low cost mining and gold recovery methods. Higher grade areas within the quartz rubble are directly attributable to the erosion of the Luhwaika reefs whose economic potential will also be evaluated in the immediate future.

According to James E. Sinclair, President and CEO, “The existence of this economically significant rubble deposit opens up the possibility of achieving low cost commercial production from Kigosi within the next year. Cash flow from any such operation could be used to facilitate development of our Buckreef Project and perhaps even create an opportunity to generate a meaningful financial return to our shareholders to whom we are greatly indebted.”

Qualified Person

The Company’s Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release. Mr. Zizhou is the General Manager (Exploration & Admin) of Tanzanian Royalty Exploration Corporation.  He has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered scientist with SACNASP (Reg. No.400028/08).

Respectfully Submitted,

James E. Sinclair

President and CEO

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.